Exhibit 99(a)(1)

The Board unanimously recommends that you REJECT the CMG Offer and not tender your shares.

October 2, 2014

Dear Stockholder:

I am writing to you on behalf of the board of directors (the “Board”) of CatchMark Timber Trust, Inc. (the “Company”) to caution you about a tender offer being made for your shares by a third party at what we believe is an unreasonably low share price.

To REJECT the CMG Offer, simply ignore it. You do not need to respond to anything.

For information regarding this solicitation, please contact Eagle Rock Proxy Advisors, LLC at 877-864-5053
(9 AM to 5 PM EST) or catchmark@eaglerockproxy.com.

CMG PARTNERS, LLC; CMG LEGACY INCOME FUND, LLC; CMG INCOME FUND II, LLC; CMG LEGACY GROWTH FUND, LLC; AND CMG ACQUISITION CO., LLC (collectively, “CMG”) has made an unsolicited tender offer to our Class B-2 and Class B-3 stockholders (the “CMG Offer”). You may have already received CMG’s offer materials and may also have seen that information on a Schedule TO filed by CMG with the Securities and Exchange Commission (the “SEC”) on October 2, 2014.

CMG is offering to purchase up to 200,000 shares of the Company’s Class B-2 common stock at a price of $10.00 per share and 200,000 shares of the Company’s Class B-3 common stock at a price of $8.00 per share (collectively, the “Shares”). These prices are below the price range at which the Class A shares have closed for trading during the period since the Class A shares were listed on the New York Stock Exchange (the “NYSE”) on December 12, 2013 through September 30, 2014 of $10.61 to $14.30. The closing price of the Class A shares as of September 30, 2014 was $10.96, making the discounts to the Class A share price as of the closing of trading on September 30, 2014 in the CMG Offer for the Class B-2 shares and Class B-3 shares 9% and 27%, respectively. Only the Class A shares are currently listed on the NYSE. The Class B-2 shares and Class B-3 shares will convert to Class A shares no later than December 12, 2014 and June 12, 2015, respectively. See below for a further discussion.

The Board has carefully evaluated the terms of the CMG Offer and believes that:

•	The price offered by CMG undervalues the long-term value of each class of Shares;

•	The CMG Offer represents an attempt by CMG to catch current Class B-2 and Class B-3 stockholders off-guard and to accept an unreasonably low price for their Shares; and

•	CMG is making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares.

The Board, taking into consideration what it believes to be an unreasonably low offer price for each class of Shares, unanimously recommends that you reject the CMG Offer and not tender your Shares. However, each stockholder must independently evaluate whether to tender its Shares to CMG pursuant to the CMG Offer. Set forth below are the material factors contributing to the Board’s decision to recommend that you reject the CMG Offer. You should consider these factors in deciding whether to accept or reject the CMG Offer.
Material Factors Contributing to the Board’s Decision
to Recommend that You Reject the CMG Offer

The Company is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, to inform you of its position, if any, with respect to the CMG Offer. The following are the material factors contributing to the Board’s decision to recommend that you reject the CMG Offer:

(i)
CMG states that the CMG Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that it was “motivated to establish the lowest price which might be acceptable” to the Company’s Class B-2 and Class B-3 stockholders. Therefore, CMG acknowledges that the offer price was established based on CMG’s objectives and not based on what is in the best financial interest of you and the other Company stockholders. In addition, this is CMG’s second tender offer for Shares. CMG’s previous tender offer for Class A, Class B-1, Class B-2 and Class B-3 shares at prices of $12.00, $10.00, $8.50, and $7.00 per share, respectively, resulted in approximately 3.4% of the shares CMG offered to purchase being tendered, or approximately 0.2% of the shares then outstanding.

(ii)	CMG acknowledges that CMG has not made an independent appraisal of the Shares or the Company’s properties, and that CMG is not qualified to appraise real estate.

(iii)
The closing price of the Company’s Class A common stock (into which the Class B-2 and Class B-3 shares will eventually convert, as described below) was $10.96 as of September 30, 2014, with a range of closing prices since listing on the New York Stock Exchange of $10.61 to $14.30 per Share. Until the Class B-2 and Class B-3 shares of common stock convert into Class A common stock, there is no public trading market for the Class B common stock, and it may be difficult to sell these shares until conversion. As such, the value of the Class B-2 and Class B-3 shares established with reference to such closing price should not be viewed as the amount that would be received in the event of a sale of these shares or the price at which these shares will trade when they are ultimately converted to Class A shares and listed for trading. However, the Class B-2 and Class B-3 common stock will convert into Class A Shares no later than December 12, 2014 and June 12, 2015, respectively. Thus, all of the Class B Shares have set liquidity dates in the future. Further, the Board has the discretion to permit earlier conversion of the Class B-2 and Class B-3 common stock as early as September 12, 2014 and December 12, 2014, respectively, with the consent of the Company’s initial public offering underwriter, Raymond James & Associates, Inc. However, the Board has not made a determination to accelerate such conversion dates.

(iv)
The Company’s management (“Management”) believes that the value of each Class B-2 and Class B-3 Share is in excess of the CMG Offer price per share of $10.00 and $8.00, respectively. In fact, Management has calculated a respective discount to current Share price of 9% and 27%, respectively. Thus, Management believes that, given the timing of the CMG Offer and the CMG Offer prices, the CMG Offer represents an opportunistic attempt to deprive the stockholders who tender Shares in the CMG Offer of the potential opportunity to realize a greater long-term value for investment in the Company. Management also believes the Shares can realize greater long-term value based on the Company’s management plan and current timber market conditions.

(v)
In keeping with the Company’s commitment to provide returns to stockholders, the Company paid a quarterly dividend of $0.11 per Share on March 17, 2014, $0.11 per Share on June 16, 2014, and $0.125 per Share on September 15, 2014. The Board currently expects to pay regular quarterly distributions each fiscal quarter. As disclosed in the CMG Offer, “[a]ny dividends made or declared after November 6, 2014, or such other date to which [the CMG Offer] may be extended . . . would . . . be assigned by tendering [stockholders] to [CMG].” Thus, tendering stockholders will not receive future dividends should they sell their Shares to CMG pursuant to the CMG Offer.

(vi)
CMG has engaged a depositary for the CMG Offer that is one of the purchasers, CMG Partners, LLC. As a result, there is no independent third party holding funds of CMG for payment of the CMG Offer price that can independently verify that such funds are available for payment, and CMG may have access to the Shares tendered by stockholders before all conditions to the CMG Offer have been satisfied and tendering holders have been paid.

In reaching the conclusions and in making the recommendation described above, the Board: (1) consulted with members of Management; (2) reviewed the terms and conditions of the CMG Offer; (3) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business, financial condition, portfolio of assets and future prospects; (4) reviewed the current trading market and conversion features of the Shares; and (5) took into account the fact that CMG is making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares.

In determining that the price offered by CMG undervalued the long-term value of the Shares, the Board reviewed and relied upon a presentation prepared by Management. Such presentation presented Management’s views and analysis of the long-term value of the Shares, as well as market analysts’ ratings and price targets for the Shares, all of which exceeded the value of the current trading price of the shares of the Class A common stock on the NYSE and the CMG Offer.

In making the recommendation to reject the CMG Offer, Management and the Board also considered other information relating to the Company’s historical financial performance, portfolio of assets and future opportunities. Such information included the factors regarding market opportunity, the Company’s competitive strengths and its investment strategy, which are summarized below.

•
Compelling Industry Fundamentals. The decline in U.S. residential construction that occurred from 2006 to 2011 led to a sharp reduction in demand for solid wood products, which in turn led to significantly depressed sawtimber stumpage prices, particularly in the U.S. South. However, several key global supply-demand factors are expected to positively impact the North American market for timber and timberlands over the next several years and beyond. These factors include: (1) the mountain pine beetle epidemic in British Columbia, which has caused the loss of significant timber resources in that region; (2) major timber supply contractions in Eastern Canada resulting from environmental conservation initiatives by governmental authorities; (3) the significant increase in lumber and log exports to China from British Columbia and the U.S. Pacific Northwest; and (4) the recent upturn in U.S. residential construction and consequent strengthening of demand for solid wood products in the United States.

•
Fragmented Ownership and Robust Transaction Pipeline. Timberland ownership in the United States remains highly fragmented, which provides opportunities for consolidation and opportunistic timberland acquisitions. Further, a number of significant ownership positions acquired by timberland investment management organizations (“TIMOs”) during the last decade are nearing fund maturities and are expected to liquidate over the next several years, potentially providing meaningful and attractive timberland acquisition opportunities in the future. Since the completion of its initial public offering, the Company has completed purchases of $197 million of high quality timberlands comprising approximately 100,000 acres in Georgia, Texas and Florida-improving future harvest mix and enhancing Company cash flow by adding 450,000 to 490,000 tons of sustainable annual harvest volume.

•
Capital Available for Growth. The Company believes that its improved financial condition since completion of its initial public offering will enable it to access additional credit on more favorable terms, which will enable the Company to fund future timberland growth opportunities. The Company has entered into an amended loan agreement with CoBank, ACB and AgFirst Farm Credit Bank and a syndicate of lenders that provides for a senior secured credit facility of up to $240 million, which includes a $215 million multi-draw credit facility that the Company intends to use for future timberland acquisitions. The Company has also recently completed a follow-on offering, raising $160 million in net proceeds to use for debt reduction and for future timberland purchases.

•
Actively Manage the Company’s Timberlands for Long-Term Results. The Company intends to actively manage its timberlands to maximize long-term returns by achieving an optimum balance among biological timber growth, generation of current cash flow from harvesting, and responsible environmental stewardship. The Company has (1) increased the Company’s annual harvest volume based on a sustainable harvest plan to support a distribution to the Company’s stockholders and (2) established annual higher-and-better use sales targets in the range of 1% to 2% of the Company’s fee timberland acreage, which will further augment the Company’s anticipated stockholder distributions. The Company’s dividend in the third quarter of 2014 of $0.125 per share represented an increase of 14% over the dividends paid in the prior two quarters. Further, the Company expects to continue making investments in forest technology, including improved seedlings, in order to increase the sustainable yield of the Company’s timberlands over the long-term.

While there can be no assurance as to the actual long term value of the Shares since such value is dependent on a number of factors, including general economic conditions and the other factors discussed below under “Cautionary Note Regarding Forward-Looking Statements,” based on the information currently available to it, the Board believes the offer price for each class of Shares to be unreasonably low and that acceptance of the CMG Offer could result in stockholders receiving much less for their Shares than they otherwise might over time.
The Board understands that you must make your own independent decision whether to tender or refrain from tendering your Shares. We strongly urge you to carefully consider all aspects of the CMG Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) other factors you determine are relevant to your decision. You should carefully review all of the CMG Offer documents sent to you by CMG, as well as the Company’s publicly available annual, quarterly and other reports and the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 that the Company filed with the SEC on October 2, 2014, and consult with your own financial, tax and other advisors in evaluating the CMG Offer before deciding whether to tender your Shares.
PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.
Should you have any questions or need further information about your options, please feel free to contact Eagle Rock Proxy Advisors, LLC at 877-864-5053 or catchmark@eaglerockproxy.com.

Sincerely,
/s/ Jerry Barag
Name: Jerry Barag
Title: Chief Executive Officer, President and Director

Cautionary Note Regarding Forward-Looking Statements

This letter may contain forward-looking statements regarding, among other things, the Company and the future value of our Shares. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments. Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, “may,” “should,” “expect,” “intend,,” “anticipate,” “estimate,” “would be,” “believe,” or “continue” or the negative or other variations of comparable terminology. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Factors that could cause us not to realize our plans, intentions or expectations include, but are not limited to, those discussed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contained in the Company’s final prospectus filed with the SEC on December 12, 2013, the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014, filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this letter. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this letter.